FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	September	2003
Acetex Corporation
(Translation of registrant’s name into English)
750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F	✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation By: /s/ “David W. Ross”
Date: September 19, 2003	Name: David W. Ross Title: Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Page
September 18 application to withdraw Registration Statement on Form F-3 -File No. 333-107175	3

BURNET, DUCKWORTH & PALMER LLP

Page #

Reply to: David W. Ross

Direct Phone: (403) 260-0296

Direct Fax: (403) 260-0337

dwr@bdplaw.com

Assistant: Denise Lake

Direct Phone: (403) 260-5707

Our File: 58746-64

September 18, 2003

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC  20549

Attention:

Lisa Beth Chessin

Dear Ms. Chessin:

Re:

Acetex Corporation
Registration Statement on Form F-3
File No. 333-107175
Filed July 18, 2003

We hereby request withdrawal of the above-noted registration statement together with all exhibits as filed on the date and on the file number noted above.  The reason for making this request is that the form was filed prematurely prior to the issuance of the securities which were to be qualified.  As the securities have now been issued we will be filing a new form F-3.  We confirm that no securities were sold pursuant to the above-noted offering and hereby request an order for withdrawal pursuant to Rule 477.

Please call us if you have any further questions.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

/s/ “David W. Ross”

David Ross

DWR\dl

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